File Pursuant to Rule 433

Registration No. : 333-170922

FINAL PRICING TERMS OF THE REPUBLIC OF TURKEY 4.875% NOTES DUE APRIL 16, 2043 (RE-OPENING)

ISSUER:	The Republic of Turkey

SECURITIES:	4.875% Notes due April 16, 2043 (re-opening)

PRICING DATE:	January 7, 2015

ISSUE FORMAT:	Global (SEC Registered)

RATINGS OF THE NOTES*:	Baa3 (Moody’s) / BBB- (Fitch)

OUTSTANDING ISSUE SIZE BEFORE RE-OPENING:	USD 1,500,000,000 (before re-opening)

RE-OPENING AMOUNT OFFERED	USD 1,500,000,000

OUTSTANDING ISSUE SIZE AFTER RE-OPENING	USD 3,000,000,000 (after re-opening)

PRICE TO PUBLIC:	98.858% (plus accrued interest of $11.78 per USD 1,000 principal amount)

TOTAL FEES:	USD 1,125,000 (0.075%)

PROCEEDS TO ISSUER:	USD 1,481,745,000 plus accrued interest of USD 17,671,875 from October 16, 2014

YIELD TO MATURITY:	4.950% per annum

COUPON:	4.875% payable semi-annually on a 30/360-day basis

MATURITY DATE:	April 16, 2043

SPREAD TO US TREASURY:	241.5 bps

BENCHMARK US TREASURY:	3.125% US Treasury due August 2044

BENCHMARK US TREASURY YIELD:	2.535%

DENOMINATIONS:	USD 200,000 / USD 1,000

INTEREST PAYMENT DATES:	April 16 and October 16, beginning on April 16, 2015

CUSIP/ISIN:	900123CB4 / US900123CB40

EXPECTED LISTING:	Luxembourg Stock Exchange

LEAD-MANAGERS/BOOKRUNNERS:	Barclays Bank PLC BNP Paribas J.P. Morgan Securities plc

SETTLEMENT:	Expected January 13, 2015 through the book-entry facilities of The Depository Trust Company

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

This communication is intended for the sole use of the person to whom it is provided by us.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus, any prospectus supplement or free writing prospectus for this offering if you request it by calling toll-free Barclays Bank PLC at +1-888-603-5847, BNP Paribas at +1-800-854-5674 or J.P. Morgan Securities plc at +1-866-803-9204.

The preliminary prospectus supplement relating to the notes is available under the following link:

http://www.sec.gov/Archives/edgar/data/869687/000119312515003191/0001193125-15-003191-index.htm

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